UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No.)*

Ra Medical Systems, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share (Title and Class of Securities)

74933X104 (CUSIP Number)

July 15, 2019 (Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	NAMES OF REPORTING PERSONS Dean S. Irwin
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐(b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF, OO (See Item 3)
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER None (See Item 5)
	(8)	SHARED VOTING POWER 3,131,089 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER None (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 3,131,089 shares (See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,131,089 shares (See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1% (See Item 5)*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

*This number represents the percentage obtained by: dividing (a) the total number of shares of the Issuer’s Common Stock being reported in this Statement (3,131,089) by (b) the number of shares of the Issuer’s Common Stock outstanding on May 10, 2019 (12,928,773), based on information publicly disclosed by the Issuer, on a fully diluted basis for the Reporting Persons only.

(1)	NAMES OF REPORTING PERSONS Melissa Burstein
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐(b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF, OO (See Item 3)
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER None (See Item 5)
	(8)	SHARED VOTING POWER 3,131,089 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER None (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 3,131,089 shares (See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,131,089 shares (See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1% (See Item 5)*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

*This number represents the percentage obtained by: dividing (a) the total number of shares of the Issuer’s Common Stock being reported in this Statement (3,131,089) by (b) the number of shares of the Issuer’s Common Stock outstanding on May 10, 2019 (12,928,773), based on information publicly disclosed by the Issuer, on a fully diluted basis for the Reporting Persons only.

(1)	NAMES OF REPORTING PERSONS Dean Irwin and Melissa Burstein Trust
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐(b) ☒
(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (see instructions) PF, OO (See Item 3)
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER None (See Item 5)
	(8)	SHARED VOTING POWER 3,131,089 shares (See Item 5)
	(9)	SOLE DISPOSITIVE POWER None (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 3,131,089 shares (See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,131,089 shares (See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1% (See Item 5)*
(14)	TYPE OF REPORTING PERSON (see instructions) PN

*This number represents the percentage obtained by: dividing (a) the total number of shares of the Issuer’s Common Stock being reported in this Statement (3,131,089) by (b) the number of shares of the Issuer’s Common Stock outstanding on May 10, 2019 (12,928,773), based on information publicly disclosed by the Issuer, on a fully diluted basis for the Reporting Persons only.

Item 1.Security and Issuer.

The securities to which this statement on Schedule 13D (this “Statement”) relates are the common stock, par value $0.0001 per share (the “Common Stock”), of Ra Medical Systems, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2070 Las Palmas Drive, Carlsbad, CA 92011.

Item 2.Identity and Background.

(a)

This Statement is being filed jointly by (i) The Dean Irwin and Melissa Burstein Trust, (ii) Dean Irwin, a natural person and citizen of the United States and (iii) Melissa Burstein, a natural person and citizen of the United States. The Dean Irwin and Melissa Burstein Trust, Dean Irwin and Melissa Burstein are collectively referred to herein as the “Reporting Persons.” The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit 1.

(b)	The address of the principal business and principal office of each of the Reporting Persons is 2070 Las Palmas, Carlsbad, CA 92011.
(c)

The principal business of The Dean Irwin and Melissa Burstein Trust is investment. Dean Irwin is the Chairman and Chief Executive Officer of the Issuer. Melissa Burstein is Vice President of the Issuer.

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.Source and Amount of Funds or Other Consideration.

The Reporting Person is filing this Statement as a result of the acquisition of beneficial ownership of 327,246 shares of Common Stock as of July 15, 2019, consisting of restricted stock units and stock options awarded to the Reporting Person and his spouse pursuant to equity awards that are fully vested or will vest within 60 days of July 15, 2019. No purchase price was paid for the acquisition of beneficial ownership of the 327,246 shares of Common Stock.

Item 4.Purpose of Transaction.

As noted in Item 3, the Reporting Persons are filing this Schedule 13D as a result of the acquisition of beneficial ownership of 327,246 shares of Common Stock as of July 15, 2019, consisting of restricted stock units and stock options awarded to the Reporting Person and his spouse pursuant to equity awards that are fully vested or will vest within 60 days of July 15, 2019.

Item 5.Interest in Securities of the Issuer.

(a)

and b. (b)2,803,852 shares are held of record by the Dean Irwin and Melissa Burstein Family Trust. Dean Irwin and Melissa Burstein each serve as co-trustees of the Dean Irwin and Melissa Burstein Family Trust..

Mr. Irwin also beneficially owns 327,246 shares of Common Stock, including 166,666 shares that may be acquired pursuant to the exercise of options that are fully vested or will vest within 60 days of July 15, 2019. Mr. Irwin has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition, of all such 327,246 shares of Common Stock. As a result, Mr. Irwin may be deemed to beneficially own, in the aggregate, 3,131,089 shares of Common Stock, representing approximately 24.1% of the outstanding Common Stock of the Company.

(c)	The information set forth in Item 3 above is hereby incorporated by reference in response to this Item 5(c).
(d)

To the knowledge of the Reporting Persons, other than as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it.

(e)	Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 above is hereby incorporated by reference in response to Item 6.

Mr. Irwin and Ms. Burstein, in their capacities as officers of the Issuer, and along with the other officers and directors of the Issuer, entered into an indemnification agreement with the Issuer providing for indemnification to the fullest extent permitted by applicable law and the Issuer’s certificate of incorporation, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant. This summary description does not purport to be complete, and is qualified in its entirety by the Form of Indemnification Agreement filed with the SEC as Exhibit 10.2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-226191) and is incorporated herein by reference.

In addition, the Issuer is party to an Change in Control Severance Agreement (the “Severance Agreements”) with each of Mr. Irwin and Ms. Burstein pursuant to which if either party’s employment by the Issuer is terminated without Cause or with resignation for Good Reason (each as defined in the Severance Agreement) during the period beginning 3 months prior to and ending 12 months (for Ms. Burstein) or 18 months (for Mr. Irwin) following a Change in Control (as defined in the Severance Agreements), any outstanding equity awards granted to the party will immediately vest in full.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description

1	Joint Filing Agreement.
2	Form of Indemnification Agreement (filed as Exhibit 10.2 to Registration Statement File No. 333-226191 and incorporated herein by reference)
3	Ra Medical Systems, Inc. 2018 Equity Incentive Plan and Forms of Award Agreement thereunder filed as Exhibit 10.4 to Registration Statement File No. 333-226191 and incorporated herein by reference)
4

Change in Control and Severance Agreement, by and between the Registrant and Dean Irwin, dated as of July 13, 2018 filed as Exhibit 10.8 to Registration Statement File No. 333-226191 and incorporated herein by reference)

5

Change in Control and Severance Agreement, by and between the Registrant and Melissa Burstein, dated as of July 13, 2018 filed as Exhibit 10.9 to Registration Statement File No. 333-226191 and incorporated herein by reference)

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: July 25. 2019

Dean Irwin & Melissa Burstein, as Trustees U/T/A June 12, 2017

By:/s/ Dean Irwin

Print name: Dean Irwin

Title: Co-Trustee

By: /s/ Melissa Burstein

Print name: Melissa Burstein

Title: Co-Trustee

DEAN IRWIN

/s/ Dean Irwin

MELISSA BURSTEIN

/s Melissa Burstein